Exhibit 99.2

CTW Cayman Fiscal 2025 Supplemental Materials November 18, 2025

Disclosures 2 The following materials have been prepared for use in the November 18 , 2025 conference call on CTW Cayman’s results of operations for the fiscal year July 31 , 2025 . The call will be archived on the internet at https : //ctw . inc/investors?lang=en . This presentation contains “forward - looking statements ˮ within the meaning of the “safe harbor ˮ provisions of the Private Securities Litigation Reform Act of 1995 . These forward - looking statements are made as of the date they were first issued and were based on current plans, expectations, estimates, forecasts, and projections as well as the beliefs and assumptions of management . Words such as “expect, ˮ “vision, ˮ “envision, ˮ “evolving, ˮ “drive, ˮ “anticipate, ˮ “intend, ˮ “maintain, ˮ “should, ˮ “believe, ˮ “continue, ˮ “plan, ˮ “goal, ˮ “opportunity, ˮ “estimate, ˮ “predict, ˮ “may, ˮ “will, ˮ “could, ˮ “hope, ˮ “target, ˮ “project, ˮ “potential, ˮ “might, ˮ “shall, ˮ “contemplate, ˮ and “would, ˮ and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward - looking statements . Forward - looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond our control . Our actual results could differ materially from those stated or implied in forward - looking statements due to a number of factors, including but not limited to risks detailed in our filings with the Securities and Exchange Commission (the “SEC ˮ ), including our annual reports on Form 20 - F, our semi - annual reports on Form [XX], and other filings and reports we make with the SEC from time to time . In particular, the following factors, among others, could cause results to differ materially from those expressed or implied by such forward - looking statements . Additional information regarding these and other risks and uncertainties that could cause actual results to differ materially from our expectations is included in the reports we have filed or will file with the SEC, including our annual report on Form 20 - F . The forward - looking statements included in this presentation represent our views as of the date of this presentation . We anticipate that subsequent events and developments will cause our views to change . However, we undertake no intention or obligation to update or revise any forward - looking statements, whether as a result of new information, future events, or otherwise . These forward - looking statements should not be relied upon as representing our views as of any date subsequent to the date of this presentation . No Offer or Solicitation This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote . consent or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom such offer, solicitation or sale may be unlawful under the laws of such jurisdiction . This Presentation does not constitute either advice or a recommendation regarding any securities . No offering of securities shall be made except by means of a prospectus meeting the requirement of the Securities Act of 1933 , as amended, or in reliance on an exemption therefrom . Financial Data The financial information presented in this presentation should be read in conjunction with the audited consolidated financial statements and related notes included in CTW Cayman’s annual report on Form 20 - F filed with the SEC on November 17 , 2025 which provides a more complete discussion of its accounting policies and certain other information . Please review our risk factors on Form 20 - F filed with the SEC .

Fiscal 2025 Highlights 3.4M Monthly Active Users (MAUs), up 47% 7 New game titles launched on G123.jp platform $107.0M In - Game Purchases, up 27% 116% Return on Ad Spend (ROAS) +32% Revenue growth to $90.4 million $8.0M Adjusted EBITDA, 8.8% margin, despite investments to scale the platform 30% % of revenue outside of Japan, up from 19% in 2024 $3.8M Net Income * See Glossary of Key Terms for definitions of key performance indicators on page 17 and Non - GAAP reconciliations on page 16. 3 *** Completed Initial Public Offering on August 7, 2025 at $5.00 per share, raising $12.0 million in gross proceeds ***

Notable Game Launches in FY 2025 October 2024 January 2025 February 2025 April 2025 July 2025 April 2025 12 Games in pre - registration as of July 31, 2025 21 New games in backlog as of July 31, 2025 7 New games launched in Fiscal 2025, which collectively generated $32.3 million in revenue August 2024 4

In - Game Purchases Year - over - year growth % $81,388,946 $84,461,982 $106,994,440 2023 2024 2025 $39,388,946 $42,000,000 $41,929,805 $42,532,177 $57,869,173 $49,125,267 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 +36.1% +26.7% 5

Revenue Year - over - year growth % $32,182,824 $30,761,249 $33,444,464 $34,980,113 $49,156,886 $41,213,907 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 $62,944,073 $68,424,577 $90,370,793 2023 2024 2025 +40.5% +32.1% 6

Monthly Active Users (“MAUs”) Year - over - year growth % 2,170,678 2,301,929 3,378,835 2023 2024 2025 +46.8% 2,067,851 2,273,505 2,077,715 2,526,143 3,269,618 3,488,052 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 +38.1% Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. 7

Paying Monthly Active Users (“PMAUs”) Year - over - year growth % +41.3% 47,088 62,621 88,503 2023 2024 2025 47,421 46,756 54,978 76,684 70,264 100,322 1H 2023 2H 2023 1H 2024 2H 2024 1H 2025 2H 2025 +42.8% Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. 8

Other KPIs $144.04 $112.40 $100.74 2023 2024 2025 $3.12 $3.06 $2.64 2023 2024 2025 Average Revenue Per Monthly Active Users (“ARPMAUs”) Average Revenue Per Paying Monthly Active Users (“ARPPMAUs”) Return on Ad Spend (“ROAS”) 130.3% 99.3% 116.4% 2023 2024 2025 Note: See Glossary of Key Terms on page 17 for definitions of key performance indicators. 9

Profitability Measures $24,989,040 $27,045,916 $31,345,844 2023 2024 2025 Segment Profitability Adjusted EBITDA Net Income $3,398,384 $5,977,639 $3,828,563 2023 2024 2025 $10,633,603 * See Non - GAAP reconciliations on page 16. 10 $11,999,232 $7,960,968 2023 2024 2025

Financial Results: Trended Financial Statements and Reconciliations from GAAP to Non - GAAP 11

Key Performance Indicators

		Fiscal 2024			Fiscal 2025		
	FY 2023	H1 2024	H2 2024	FY 2024	H1 2025	H2 2025	FY 2025
Gross in-game purchase amount	$81,388,946	$41,929,805	$42,532,177	$84,461,982	$49,125,267	$57,869,173	$106,994,440
Paying daily active users (“PDAUs”)	13,541	15,966	16,938	16,446	16,373	18,561	17,458
Daily active users (“DAUs”)	189,985	179,892	214,497	197,100	247,379	281,197	264,149
PDAUs to DAUs ratio	7.13%	8.88%	7.90%	8.34%	6.62%	6.60%	6.61%
Paying monthly active users (“PMAUs”)	47,088	54,978	70,264	62,621	76,684	100,322	88,503
Monthly active users (“MAUs”)	2,170,678	2,077,715	2,526,143	2,301,929	3,269,618	3,488,052	3,378,835
PMAUs to MAUs ratio	2.17%	2.65%	2.78%	2.72%	2.35%	2.88%	2.62%
PDAUs to PMAUs ratio	28.76%	29.04%	24.11%	26.26%	21.35%	18.50%	19.73%
DAUs to MAUs ratio	8.75%	8.66%	8.49%	8.56%	7.57%	8.06%	7.82%
ARPPDAU	$16.47	$14.32	$13.89	$14.07	$16.31	$17.23	$16.79
ARPDAU	$1.17	$1.18	$1.17	$1.17	$1.08	$1.14	$1.11
ARPPMAU	$144.04	$127.11	$100.89	$112.40	$106.77	$96.14	$100.74
ARPMAU	$3.12	$3.36	$2.81	$3.06	$2.50	$2.77	$2.64
Day 1 retention rate for paying users	71.7%	66.5%	60.3%	62.7%	60.7%	59.6%	59.6%
Day 7 retention rate for paying users	49.0%	46.3%	37.6%	41.0%	38.5%	37.2%	37.5%
Day 30 retention rate for paying users	27.9%	25.5%	18.7%	21.3%	18.5%	16.5%	17.1%
Day 1 retention rate for active users	5.2%	6.3%	6.2%	6.2%	5.9%	5.4%	5.9%
Day 7 retention rate for active users	2.1%	2.6%	2.2%	2.4%	2.2%	2.1%	2.2%
Day 30 retention rate for active users	0.9%	1.1%	0.9%	0.9%	0.8%	0.7%	0.8%
Return on advertisement spend (“ROAS”)	130.3%	96.6%	111.7%	99.3%	105.8%	125.8%	116.4%

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Income Statement

	FY 2023	Fiscal 2024			Fiscal 2025		
	FY 2023	H1 2024	H2 2024	FY 2024	H1 2025	H2 2025	FY 2025
Revenue	$62,944,073	$33,444,464	$34,980,113	$68,424,577	$41,213,907	$49,156,886	$90,370,793
Cost of revenue	17,049,167	7,808,156	8,403,623	16,211,779	9,942,740	12,097,314	22,040,054
G&A expenses	4,473,647	2,193,904	2,983,666	5,177,570	4,507,982	3,971,871	8,479,853
R&D expenses	2,913,436	703,667	248,773	952,440	1,322,913	4,205,820	5,528,733
S&M expenses	32,919,491	17,236,140	22,190,366	39,426,506	25,982,034	29,405,243	55,387,277
Total expenses	57,355,741	27,941,867	33,826,428	61,768,295	41,755,669	49,680,248	91,435,917
Operating income (loss)	5,588,332	5,502,597	1,153,685	6,656,282	(541,762)	(523,362)	(1,065,124)
Interest income, net	41,035	708	300,277	300,985	282,507	211,851	494,358
Foreign currency transaction gain (loss)	(566,100)	331,852	452,822	784,674	221,056	(509,002)	(287,946)
Other income	173,291	135,148	319,138	454,286	292,677	262,335	555,012
Contingent gain on recovery of previously impaired assets	0	0	0	0	0	4,709,029	4,709,029
Other income/(expense), net	(351,774)	467,708	1,072,237	1,539,945	796,240	4,674,213	5,470,453
Income before income tax expense	5,236,558	5,970,305	2,225,922	8,196,227	254,478	4,150,851	4,405,329
Income tax expense	1,838,174	1,999,078	219,510	2,218,588	(384,307)	961,073	576,766
Net income	**3,398,384**	**3,971,227**	**2,006,412**	**5,977,639**	**638,785**	**3,189,778**	**3,828,563**
Foreign currency translation adjustment	(1,151,842)	(509,684)	(511,828)	(1,021,512)	(566,536)	524,109	(42,427)
Total comprehensive income	2,246,542	3,461,543	1,494,584	4,956,127	72,249	3,713,887	3,786,136

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Consolidated Balance Sheet As of As of As of As of As of July 31, 2025 January 31, 2025 July 31, 2024 January 31, 2024 July 31, 2023 ASSETS 12,208,630 15,072,866 14,461,251 15,531,649 14,852,169 Cash and cash equivalent 5,866,469 3,835,996 3,696,978 2,732,048 2,550,213 Other current assets 18,075,099 18,908,862 18,158,229 18,263,697 17,402,382 Total current assets 28,427,157 24,471,714 25,784,278 22,430,224 20,881,618 Total non - current assets 46,502,256 43,380,576 43,942,507 40,693,921 38,284,000 Total Assets LIABILITIES AND SHAREHOLDERS' EQUITY 8,423,949 12,416,915 12,012,879 10,175,834 11,856,546 Total current liabilities 10,430,250 7,024,342 8,090,174 8,173,217 7,544,127 Total non - current liabilities 18,854,199 19,441,257 20,103,053 18,349,051 19,400,673 Total Liabilities 27,648,057 23,939,319 23,839,454 22,344,870 18,883,327 Total Shareholders' equity 46,502,256 43,380,576 43,942,507 40,693,921 38,284,000 Total Liabilities and Shareholders’ Equity 14

Cash Flow Statement

		Fiscal 2024			Fiscal 2025		
	FY 2023	1H 2024	2H 2024	FY 2024	1H 2025	2H 2025	FY 2025
Net Income	$3,398,384	$3,971,227	$2,006,412	$5,977,639	$638,785	$3,189,778	$3,828,563
Depreciation and amortization	779,368	899,404	1,168,302	2,067,706	1,323,096	1,350,159	2,673,255
Amortization of right-of-use asset	1,369,188	755,100	879,733	1,634,833	1,017,089	1,438,122	2,455,211
Impairment of advance to game developers	2,457,900	412,796	(11,345)	401,451	1,113,863	2,033,548	3,147,411
Impairment of prepaid royalties	831,624	0	0	0	278,747	204,402	483,149
Impairment of investments in films and television programs	0	0	46,453	46,453	0	0	0
Loss from termination of operating lease agreement	0	0	0	0	0	33,055	33,055
(Gain)/Losses from disposal of property, equipment and software	0	(20,416)	485	(19,931)	(3,211)	24,543	21,332
Foreign currency exchange (gain) loss	0	(513,775)	(229,044)	(742,819)	(65,249)	516,213	450,964
Deferred income tax expenses	1,811,466	877,329	857,436	1,734,765	(510,750)	1,017,784	507,034
Changes in operating assets and liabilities	(8,088,778)	(4,828,310)	(4,684,140)	(9,512,450)	(1,207,227)	(12,281,372)	(13,488,599)
Net cash provided by operating activities	**2,559,152**	**1,553,355**	**34,292**	**1,587,647**	**2,585,143**	**(2,473,768)**	**111,375**
Net cash used in investing activities	**(485,236)**	**(458,669)**	**(715,061)**	**(1,173,730)**	**(678,657)**	**(501,380)**	**(1,180,037)**
Net cash used in financing activities	**0**	**0**	**0**	**0**	**(639,872)**	**(472,464)**	**(1,112,336)**
Effect of exchange rate changes	(998,138)	(419,129)	(393,375)	(812,504)	(658,886)	614,869	(44,017)
Net change in cash, cash equivalents and restricted cash	**1,075,778**	**675,557**	**(1,074,144)**	**(398,587)**	**607,728**	**(2,832,743)**	**(2,225,015)**
Cash, cash equivalents and restricted cash, beginning of the period	13,917,075	14,992,853	15,668,410	14,992,852	14,594,265	15,201,993	14,594,265
Cash, cash equivalents and cash equivalents, end of the period	14,992,853	15,668,410	14,594,266	14,594,265	15,201,993	12,369,250	12,369,250

CTW
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Revenue Recognition & Segment Profitability Fiscal 2025 Fiscal 2024 Fiscal 2023 $106,994,440 $84,461,982 $81,388,946 Consolidated in - game purchases Less: 3,583,143 2,477,840 551,774 Recoup of advances made to game developers 13,040,504 13,559,565 17,893,099 Revenue share paid to game developers G0,370,7G3 68,424,577 62,G44,073 Consolidated revenue $106,994,440 $84,461,982 $81,388,946 Consolidated in - game purchases 15,898,478 14,975,047 19,263,857 Revenue share with game developers and IP holders 5,265,054 3,812,118 3,659,159 Transaction fee 52,396,511 37,309,197 31,080,465 Advertisement expense 2,088,553 1,319,704 2,396,425 Server cost directly related to hosting the games 31,345,844 27,045,916 24,989,040 Segment profits 16

GAAP to Non - GAAP Reconciliation Fiscal 2025 Fiscal 2024 FY 2025 H2 2025 H1 2025 FY 2024 H2 2024 H1 2024 FY 2023 $3,828,563 $3,189,778 $638,785 $5,977,639 $2,006,412 $3,971,227 $3,398,384 Net income 2,673,255 1,350,159 1,323,096 2,067,706 1,168,302 899,404 779,368 Depreciation and amortization 2,455,211 1,438,122 1,017,089 1,634,833 879,733 755,100 1,369,188 Amortization of right - of - use asset (494,358) (211,851) (282,507) (300,985) (300,277) (708) (41,035) Interest income, net 576,766 961,073 (384,307) 2,218,588 219,510 1,999,078 1,838,174 Income tax expense (4,709,029) (4,709,029) 0 0 0 0 0 Extraordinary Income 3,147,411 2,033,548 1,113,863 401,451 (11,345) 412,796 2,457,900 Impairment of advance to game developers 483,149 204,402 278,747 0 0 0 831,624 Impairment of prepaid royalties 7,960,968 4,256,202 3,704,766 11,999,232 3,962,335 8,036,897 10,633,603 Adjusted EBITDA (non - GAAP) * See additional explanation Non - GAAP reconciliations on page 19. 17 GAAP Net income to Adjusted EBITDA (non - GAAP)

Glossary of Key Terms 18 “Active User” are to any user that spend at least one (1) minute on G 123 . jp platform during the applicable period . Active users are calculated based on cookie - based uniqueness, meaning that a user who accesses the platform on multiple devices or browsers will be counted as a single active user “ARPMAU” are to average in - game purchase amount per monthly active user during a given period, calculated by dividing the total in - game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period “ARPPMAU” are to average in - game purchase amount per paying monthly active user during a given fiscal year, calculated by dividing the total in - game purchase amount in a given fiscal year by the average number of paying monthly active users, which is averaged over each month by further dividing 12 “MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G 123 . jp platform at least once during the preceding 30 - day period . MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period “ Paying User” are to any user that makes at least one in - game purchase of no less than US$0.01 during the applicable period; “PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in - game purchase, and have spent at least one (1) minute on G 123 . jp platform during the preceding 30 - day period . PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period ; “ROAS” are to return on advertisement spending based on created users, calculated by dividing average in - game purchase amount per created user divided by average advertising expenses per created user during the applicable period “Gross in - game purchase amount” means the total in - purchase amounts, or top - ups, paid by end - users for games on G123.jp platform. “Retention rate” measures the percentage of users who return to the same game on a specific day (e . g . Day 1 , Day 7 and Day 30 ) after their initial engagement . Platform retention rate is the average of the per - game retention rate of each day during a given period .

Non - GAAP Financial Measures 19 Reconciliation of Non - GAAP Financial Measures In addition to reporting financial results prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), CTW Cayman (“CTW” or the “Company”) presents Adjusted EBITDA (non - GAAP) for the second half and full fiscal years 2025 and 2024. Adjusted EBITDA (non - GAAP) is a non - GAAP financial measure intended to provide management and investors with additional insight into CTW’s underlying operating performance . This measure is unaudited and is not included in CTW’s audited consolidated financial statements or Form 20 - F . Definition of Adjusted EBITDA (non - GAAP) CTW defines Adjusted EBITDA (non - GAAP) as net income (loss) before : interest income and expense, income tax expense (benefit), depreciation and amortization, impairment losses (recoveries), and other items that management considers non - core or not reflective of ongoing operations . Management believes Adjusted EBITDA (non - GAAP) highlights operating results that are more comparable across periods by excluding the effects of non - cash charges, financing decisions, and items that can vary among companies due to capital structure or tax jurisdiction differences . Use and Limitations of Non - GAAP Measures Adjusted EBITDA (non - GAAP) should be considered in addition to, and not as a substitute for, GAAP measures such as income from operations, net income, or cash flows from operating activities . Because companies may define Adjusted EBITDA differently, CTW’s presentation may not be directly comparable to similarly titled measures used by other companies . This measure is presented solely to provide investors with supplemental information and should not be regarded as a measure of liquidity, profitability, or financial condition under GAAP . Management uses Adjusted EBITDA (non - GAAP), together with GAAP income from operations and net income, to evaluate CTW’s operating performance and to assist in financial and strategic decision - making . The Company believes this measure provides investors with a clearer view of CTW’s ability to generate earnings from its core gaming and platform operations .

Segment Profits 20 In November 2023 , the FASB issued ASU 2023 - 07 , Segment Reporting (Topic 280 ) : Improvements to Reportable Segment Disclosures . The ASU’s amendments “improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses” . In addition, the standard introduces new disclosure requirements specifically for entities with a single reportable segment, and it aims to help investors better understand a company’s performance and assess potential future cash flows . The new guidance applies to all public entities subject to segment reporting under ASC 280 . This ASU is effective for fiscal years beginning after December 15 , 2023 , and interim periods within fiscal years beginning after December 15 , 2024 . Early adoption is permitted . The Group adopted this ASU for the year ended July 31 , 2025 . The adoption of ASU does not change how segments are identified, aggregated, or measured, it adds incremental disclosure requirements . An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment . The management of the Group concludes that it has only one reporting segment . The Group provides game distribution and related services to game developers . The Group’s services have similar economic characteristics with respect to nature and form of the services provided . The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area ; hence the Group has only one reporting segment . CODM reviews operation results on the consolidated in - game purchase amount, recoup of advances to game developers and revenue share with game developers and IP holders, advertising expenses, transaction fees, server cost directly related to the host of games, in - house payroll cost directly related to the art and design support services provided .